UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No.   6    )*
                                         --------
                             BAY COMMERCIAL SERVICES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  072201106
                             ------------------
                                 (CUSIP Number)

Randall D. Greenfield, Bay Commercial Services, 1495 E. 14th Street,
--------------------------------------------------------------------
San Leandro, CA 94572
---------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   4/22/97
                     -----------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 072201106              SCHEDULE 13D                  Page 2 of 7 Pages

   1         NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Richard M. Kahler  (S.S. No. ###-##-####)
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                                (b)[ ]
   3         SEC USE ONLY

   4         SOURCE OF FUNDS*
             PF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

   6         CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.

     NUMBER OF        7         SOLE VOTING POWER
       SHARES                   155,175
    BENEFICIALLY
      OWNED BY        8         SHARED VOTING POWER
        EACH                    -0-
     REPORTING
       PERSON         9         SOLE DISPOSITIVE POWER
        WITH                    155,175

                     10         SHARED DISPOSITIVE POWER
                                -0-


  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             155,175

  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*[ ]

  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.25%

  14         TYPE OF REPORTING PERSON*
             IN

                       SEE INSTRUCTION BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

Item 1.   Security and Issuer
          -------------------
     This statement relates to the common stock, no par value (the "Common Stock"), of Bay Commercial Services, 1495 East 14th Street, San Leandro, California 94577.

Item 2.   Identity and Background
          -----------------------
      (a) Name:
          ----
          Richard M. Kahler

      (b) Business Address:
          ----------------
          1495 East 14th Street
          San Leandro, CA  94577

      (c) Present Principal Occupation and
          Name and Address of Corporation:
          --------------------------------
          Mr.Kahler is the President, Chief Executive Officer and a director of Bay Commercial Services, a California corporation and bank holding company. Mr. Kahler is the President, Chief Executive Officer and a director of Bay Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Bay Commercial Services.

      (d) Criminal Convictions:
          --------------------
          Mr. Kahler has not, during the last five years, been convicted in a criminal proceeding.

      (e) Civil Proceedings Regarding Federal or State Securities Laws:
          ------------------------------------------------------------
          Mr. Kahler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

      (f) Citizenship:
          -----------
          Mr. Kahler is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
     Of the 155,175 shares of Company Common Stock held by Mr. Kahler, (a) 24,499 are shares allocated as of December 31, 1996, the latest year end for which allocation

                                Page 3 of 7 Pages
information is available, to Mr. Kahler's account pursuant to the Company's Employee Stock Ownership Plan ("ESOP"), (b) 990 shares are unallocated shares held by the Company's ESOP as of December 31, 1996, as to which Mr. Kahler disclaims beneficial ownership, and (c) 94,500 shares are subject to options which are presently exercisable pursuant to the Company's 1982 Amended and Restated Stock Option Plan. The ESOP is administered by an Administrative Committee composed of three individuals, one of whom is Mr. Kahler. In the event that Mr. Kahler exercises the aforementioned stock option, he intends to use his personal funds to purchase the shares.

Item 4.   Purpose of Transaction
          ----------------------
     As described in Item 3 herein, 24,499 shares of the Company Common Stock held by Mr. Kahler were allocated as of December 31, 1996 to his ESOP account, 990 shares are unallocated shares held as of December 31, 1996 by the Company's ESOP as to which Mr. Kahler disclaims beneficial ownership, and 94,500 shares are subject to options which are presently exercisable.

     Mr. Kahler has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


                                Page 4 of 7 Pages

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) The aggregate number and percentage of the Common Stock beneficially owned by Mr. Kahler is as follows:

         Number of Shares                           Percentage of Outstanding
         Beneficially Owned                         Shares Beneficially Owned
         ------------------                         -------------------------
          155,175(1)(2)(3)                                   13.25%(3)

----------------------------
(1) Includes 990 unallocated shares held at December 31, 1996 by the Company's ESOP, as to which Mr. Kahler disclaims beneficial ownership. The ESOP is administered by an Administrative Committee composed of three individuals, one of whom is Mr. Kahler.

(2) Includes 2,292 shares held in an Individual Retirement Account belonging to Mr. Kahler, 1,079 shares held in an Individual Retirement Account belonging to Mr. Kahler's wife, and 24,499 shares allocated as of December 31, 1996 to Mr. Kahler's ESOP account.

(3) Includes 94,500 shares subject to options which are presently exercisable under the Company's 1982 Amended and Restated Stock Option Plan.

     (b)  Number of shares as to which Mr. Kahler has:

          (i)   sole power to vote or to direct the vote:

                    153,106 shares(4)

          (ii)  shared power to vote or to direct the vote:

                    2,069 shares(5)
(footnotes on next page)



                                Page 5 of 7 Pages

          (iii) sole power to dispose or to direct the disposition:

                    153,106 shares(4)

          (iv)  shared power to dispose or to direct the disposition:

                    2,069 shares(5)

----------------------------
(4) Includes 2,292 shares held in an Individual Retirement Account belonging to Mr. Kahler, 24,499 shares allocated as of December 31, 1996 to Mr. Kahler's ESOP account, and 94,500 shares subject to options which are presently exercisable.

(5) Includes 1,079 shares held in an Individual Retirement Account belonging to Mr. Kahler's wife, and 990 unallocated shares, as to which Mr. Kahler disclaims beneficial ownership, held at December 31, 1996 by the Company's ESOP. Mr. Kahler is a member of the Administrative Committee which administers the Company's ESOP.

     (c) Mr. Kahler has effected no transactions in the Company Common Stock during the past sixty days.

     (d) Mr. Kahler is a member of the Administrative Committee which administers the Company's ESOP. Pursuant to the ESOP, any cash dividends received by the Employee Stock Ownership Trust on shares of Company Common Stock allocated to the participants in the ESOP will be allocated to the participants' respective accounts. Such dividends may be paid currently (or within the two-year period after being received by the Trustee) in cash to such participants (who are still employees of the Company), as determined by the Administrative Committee. Any stock dividends received on allocated Company stock shall be credited to participants' accounts.

     (e) Not applicable.


Item 6.   Contracts,  Arrangements,  Understandings  or  Relationships  with
          ------------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

          Not applicable.


                                Page 6 of 7 Pages

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          Not applicable.




 SIGNATURE
 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 6, 1997                                  /s/ R. M. Kahler
                                                   ------------------------
                                                   Richard M. Kahler

                                Page 7 of 7 Pages